U.S. WELL SERVICES HOLDINGS, LLC 1360 Post Oak Boulevard, Suite 1800 Houston, Texas 77056

March 22, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:

Request for Withdrawal of the Registration Statement on Form S-3 originally filed by U.S. Well Services, Inc. (the “Initial Registrant”) and the co-registrants identified below (the “Co-Registrants”) on April 26, 2022, File No. 333-264494 (together with all exhibits and amendments thereto, the “Registration Statement”).

Ladies and Gentlemen:

U.S. Well Services Holdings, LLC, a Delaware limited liability company acting in its capacity as successor to U.S. Well Services, Inc. (in such capacity, the “Registrant”), together with the Co-Registrants (collectively, the “Applicants”) hereby file this application for withdrawal of the Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”). As provided in that Rule, this request will be deemed granted at the time of filing unless the Commission within 15 calendar days thereafter notifies the Applicants that it will not be granted.

As disclosed in the Current Report on Form 8-K filed by the Registrant on November 7, 2022, on November 1, 2022, the Initial Registrant (i) became an indirect wholly owned subsidiary of ProFrac Holding Corp., a Delaware corporation, by virtue of the merger transaction described therein, and (ii) immediately following the consummation of such transaction, converted from a Delaware corporation into the Delaware limited liability company referred to herein as the Registrant. As members of the corporate family resulting from these transactions, it has now been decided that the Applicants will not engage in the securities offerings contemplated by the Registration Statement.

The Registration Statement has not become effective, and the Applicants hereby confirm that no securities were sold thereunder.

In accordance with Securities Act Rule 457(p), all fees paid in connection with the filing of the Registration Statement will remain available for future use as provided therein.

Should you have any questions regarding the foregoing, please contact James E. Bedar of Brown Rudnick LLP at (617) 856-8167.

Sincerely,

The Registrant,

U.S. WELL SERVICES HOLDINGS, LLC
as successor to U.S. Well Services, Inc.

By:	/s/ Robert J. Willette
Name:	Robert J. Willette
Title:	Secretary

The Co-Registrants,

USWS Holdings LLC
U.S. Well Services, LLC
USWS Fleet 10, LLC
USWS Fleet 11, LLC

Each by:	/s/ Robert J. Willette
Name:	Robert J. Willette
Title:	Secretary

cc:	James E. Bedar

(Brown Rudnick LLP)

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